Leslie Moonves, Viacom Inc. Co-President, Co-Chief Operating Officer Presentation Transcript
Goldman Sachs Global Investment Research Communacopia XIV
Event Date/Time:  September 21, 2005, 8:55am E.S.T.

               Filed by:  Viacom Inc.
               Pursuant to Rule 425 under the Securities Act of 1933, as amended Commission File No.: 001-09533
               Subject Company:  Viacom Inc.

This presentation contains information relating to the proposed separation of Viacom into two publicly traded companies. In connection with the proposed transaction, Viacom intends to file a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission. Investors and security holders are urged to read the Registration Statement and related materials that are filed with the SEC when they become available, because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain copies of these documents, and other documents containing information about Viacom, without charge, at the SEC's website at www.sec.gov.

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 Anthony Noto  - Goldman Sachs - Analyst

 I'd now like to present our next company, Viacom, and our guest, Leslie Moonves, Co-President and Co-Chief Operating Officer. In June Viacom's Board of Directors unanimously approved the creation of two separate publicly traded companies, Viacom and CBS Corporation. Upon the separation, Mr. Moonves will become CEO of CBS Corporation which will combine the CBS and UPN broadcast networks, Viacom Television Stations Group, Infinity Broadcasting, Viacom Outdoor, the CBS Paramount and King World television production and syndication operations as well as Showtime, Simon & Schuster and Paramount Parks.

CBS Corporation will focus on generating higher dividend yields relative to its peers in the media industry; much of the Viacom growth in 2005 is directly attributable to the significant success of the CBS broadcast network under Mr. Moonves' leadership. CBS remains positioned to prolong its success by reaping the benefits of the positive cycle that ensues once a critical mass of prime time programming success is reached.

We expect CBS to maintain its leadership in total audience this year as the network is returning the majority of its top shows. Notably, CBS posted 6 of the top 10 shows last year and 9 of the top 20. And the network also captured the top spot in the key adults 18 to 49 demographics. Mr. Moonves was named Co-President and Co-Chief Operating Officer of Viacom in June 2004. In addition, Leslie continues to serve as the Chairman of CBS, a position he has held since April 2003. With that, please join me in welcoming Les.


 QUESTION AND ANSWER

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 Anthony Noto  - Goldman Sachs - Analyst

 Les, I know we've talked about this a little bit briefly but I thought just to kick off we'd talk about what are your top strategic priorities post the split?

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 Leslie Moonves  - Viacom - Co-President, Co-Chief Operating Officer

 Okay. Number one, obviously we have phenomenal assets you know and we're a mass media company and our first job is blocking and tackling. In other words, to continue CBS as a significant broadcast network with great performances as we've had for the last few years and obviously capped off by a terrific year last year where we did win 18 to 49 for the first time in over 20 years.

So initially it's blocking and tackling -- let's do our best performance in every single one of the divisions we have. We see improvements in Radio, the Outdoor business is very solid, television stations in '06 should do phenomenally well. It's an election year; there are a lot of exciting elections that are going to be going on in the major markets. So we think that's going to grow significantly in '06. And the other assets that are part of our team, you know, are also doing extremely well.

Secondarily, we have the best contents in the world. We have two broadcast networks, we have the two top syndication companies and we have Paramount Productions, a television production group, plus a library of 2,600 television titles for DVD usage. So, our goal is on top of performing very well with the assets that we have now there are so many different ways that we are now able to utilize our assets, our content.

Taking "CSI", for example, which number one drama on television, there have the two spin-offs, phenomenal syndication. All three of those shows have been the number one dramatic hours in history in domestic syndication. Phenomenal foreign sales. There's now a "CSI" game, there's "CSI" apparel. It's odd for a show that's about murder but what can I tell you. And the Internet, we're now doing two-minute versions of "CSI" that are going to be on telephones. The income generated from "CSI" will be over $1 billion from one single franchise.

So as we look down the road with the Internet, with satellite, with VOD, with cellular, no matter how you look at it they still need our shows. The play is the thing, it's always been the thing for 400 years since Shakespeare and it exists today and I don't care how you get it, whether you get it over Dick's cable channels or over satellite you're still going to need programming, you're still going to need content. And between news, sports, entertainment, syndication, etc., we're in a great place.

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 Anthony Noto  - Goldman Sachs - Analyst

 I definitely want to drill down on the key points that you made as it relates to content and we're both on content as well. But I want to take a step back and talk about the decision to split with the Company and as you and Sumner and Tom talked about the potential benefits of unlocking value for shareholders and also changing maybe your strategic flexibility. The stock hasn't really done well since that announcement. And I was just wondering, now that you've had this conversation do you attribute the lack of increased value to the fact that the market was pretty efficient and that you really just need two separate entities that shareholders can have a better feel for or does the business have to change?

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 Leslie Moonves  - Viacom - Co-President, Co-Chief Operating Officer

 There are a number of reasons for that. Number one, I don't think people knew what to make of our Company. Which is why the initial definition is the high-growth company and the slow-growth company. I think there has been -- since the announcement there is no significant event that has happened that causes people to go jump on one stock or the other. We think that's going to happen post split obviously or we wouldn't be here.

We think there will be much more of a focus on our businesses. The truth of the matter is when you look at Viacom, and I think when you look at some of the other companies -- although they may be loathe to admit it -- the word synergy is probably the most overused word in the media world. Having been part of -- having been at Warner Brothers when Time merged and synergy was attempted there, it didn't work.

I think once the assets were split -- in other words, once UPN came from the Paramount side over to the CBS side, and once our cable assets like CMT went over to them, and once we got the TV station group over with us we looked at the two companies and they really had different profiles and they had different goals. And frankly, Tom Freston is a great executive, great friend, but his idea of how to run a company and mine are very different. And as we look at these assets I think there's going to be a great deal of focus and I think we'll both be able to grow our businesses in the appropriate manner that fits, you know, our profile.

So I am very excited about this, I think our stock is undervalued, I think in the media segment since the announcement we have outperformed our peers, you know. So I think there is excitement about it and I think once the split happens I think you're going to see a great deal of activity.

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 Anthony Noto  - Goldman Sachs - Analyst

 Arguably if this decision to deconsolidate the Company works and proves favorable we should see it in other places. Similarly, if it doesn't and we don't see an increase in value, at what point do you say, you know what, we made a bad decision, we need to have integration of cable networks and we need to have a film studio?

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 Leslie Moonves  - Viacom - Co-President, Co-Chief Operating Officer

 First of all, our stock hasn't moved a whole lot in the last few years. So I don't think in any way, shape or form this will be considered a bad move. I don't see these stocks going down or staying flat, either one of them. I really don't envision that scenario in the future. Once again, each company is going to be operating independently. We are not required not to get involved in the cable business if it was appropriate for the profile of our Company. We're more of a mass entertainment company than they are. I don't see us starting a music channel for instance but I don't see them starting a news channel, for instance. Which is something that if Mr. Parsons wanted to sell it we'd still be interested in buying CNN.

So I think you will look at both of these companies, you know, focusing in different ways and potentially expanding. We don't plan on just sitting on our hands; we're going to grow our businesses. Obviously, I talked about content, but I think you're going to see both companies grow in different ways.

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 Anthony Noto  - Goldman Sachs - Analyst

So you're not adverse to actually owning a cable network, it depends on the growth profile and how it could leverage your news production?

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 Leslie Moonves  - Viacom - Co-President, Co-Chief Operating Officer

 I don't hate the cable business at all. And I expect the cable network to be paying us in the near term future for our programming.

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 Anthony Noto  - Goldman Sachs - Analyst

 There's a lot of growth in areas that Viacom has not been very strong in and you mentioned one of those, the Internet. If you look at the combined free cash flow of the U.S.-based large cap Internet companies really being about $6.3 billion which is pretty sizable. Considering those dynamics, CBS -- will you have a specific mandate for the financial goals that you want to achieve through digital and the Internet more broadly?

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 Leslie Moonves  - Viacom - Co-President, Co-Chief Operating Officer

 Without getting specific and without getting into specific numbers. We have -- obviously we have very aggressive Internet plans. We just began a 24/7 news operation and we're calling that the cable bypass, whereby when people come home they're going to turn on their Internet and that's where they're going to get their news story from.

When you have a business like ours where we have a ton of content, and a lot it is unused content. We do a 22 minute newscast every night. We have about 30 hours of material that we've shot for that day. You can get that now on the Internet and we're starting to get paid for it. We just began this service about three months ago and the results have been fairly phenomenal in terms of the growth. Once again we were starting from a low basis. But we think that's where the explosion is.

SportsLine once again will be very profitable; we're just tapping into our entertainment site. So, what you're seeing, as I said in the beginning of the -- during your first question, our major goal for the future other than running our businesses well, which I'm assuming we're going to do and I know we're going to do, is to take this content and use the new media and use the Internet to get paid for that. And we're doing it throughout.

Radio is doing podcasting right now, Outdoor is getting involved with digital. The world is a very different place than it was even two or three years ago. So I think you're going to see a great deal of expansion on every single part of the new CBS Corporation.

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 Anthony Noto  - Goldman Sachs - Analyst

 Les, you talked about the value of content as new distribution platforms emerge and you benefit from that. And if you think back over time, you had cinema, the exhibition house, you created movies for that, television evolved, you created dramas and reality and sitcoms. When you look at the Internet, it looks like a different type of program will have to take place on the Internet. You need applications like search and e-mail and instant messaging and voice-over-IP.

So while you have content that has been appropriate for other mediums, what applications do you need to have to create the right program for the Internet as your example, in the 24-hour news program?

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 Leslie Moonves  - Viacom - Co-President, Co-Chief Operating Officer

 Well, I mean it's happening in news, it's happening in sports, and it's happening with -- and I agree with you. I don't see people necessarily sitting down watching "CSI" on the Internet. But they are playing the "CSI" game on the Internet. So it's about how we utilize our content in different ways, shapes and forms.

The news is significant, sports is significant, some of the entertainment clips we have are significant. And once again, the right creative people are utilizing the Internet for all those sorts of things. We have a "Survivor", almost a gambling game, where people pick which one of the 16 people is going to win. Now if it amounted to a lot of money I know who won so I could do very well. But -- that's a joke, people.

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 Anthony Noto  - Goldman Sachs - Analyst

 They have a lot today on their mind.

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 Leslie Moonves  - Viacom - Co-President, Co-Chief Operating Officer

 I know, rough room. Anyway. It is about -- the smart creative people are taking this content, and you're right, it's not directly applicable, but there are so many different ways where we're using this content on the Internet and in new media to expand this. We could sit here all day in talking about each show and what we are doing on it.

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 Anthony Noto  - Goldman Sachs - Analyst

 Let's move on to the broadcast network. Business has been very successful for you because you create great content. The environment for broadcast network advertising though you've overcome because you have great content and the ratings have been there. But if you look at where the upfront came out and it gives you sort of a best case scenario of where 2006 broadcast advertising can be for the industry. And I think it may only grow 3% and the numbers kind of support a low single digit number. Historically it's grown in the high single digits.

Do you think there is a secular shift that has resulted at the broadcast network industry that we're seeing and that dollars are going someplace else or --?

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 Leslie Moonves  - Viacom - Co-President, Co-Chief Operating Officer

 You know what, nuumber one, the upfront market is not a bad marketplace for us. I've been at CBS for 10 years now. Every year CPM growth has been higher than the advertising agencies that said it is over and over again. This was a bad year, one network had a significant decline, the other five were up in their total volume. CPMs were up across the board. There's a game that goes on in this business, the broadcast business, where every year the advertising agencies say the market place is horrible, it's way down and every year we've been up for 10 solid years.

So, I don't quite buy into "Gee, the sky is falling," the world is at an end for broadcast television. We're doing extremely well. We had our highest dollar volume ever, we led the market in dollar volume for the first time in like 20 years, we had a very significant upfront. And little UPN had a significant upfront with their 8 to 10 hours of original programming.

So, I view the broadcast segment as still very significant. I think obviously the idea is to utilize what you have on the broadcast network and utilize it in different ways. Which is why we're looking at all sorts of different ways to monetize that. I know there's the threat of TiVo that everybody is talking about. Number one, today TiVo is in only about 6% to 7% of American homes. Those 6% to 7% watch 60% more television and they're watching the top shows and being, as you said, we have 6 of the top 10 shows we're seeing a lot more activity with those shows.

Product placement is tripling from where it was a year ago. I would say within one season, at the most two, you will probably see product placement within just about every single show on network television. So I think network television has to shift somewhat. But I don't think the model is inherently broken at all.

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 Anthony Noto  - Goldman Sachs - Analyst

 I don't mean to imply that the model is broken at all ...

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 Leslie Moonves  - Viacom - Co-President, Co-Chief Operating Officer

 Well, there are a lot people who want to say, it's old media, it's dead media. I'll take my old media any day. I really will. Some of the new media is a little bit overrated, I know it's sexier to say "Oh, I'm in this, I'm in this, I'm in this." CBS is a very solid, profit making organization, our stations have grown every year.

So, if you hear a little frustration on my part, I don't think our story is being told properly. It's still a very great business. Look, when television came out, the movie business didn't go away. You know, it didn't take away from people going to movies. Yes, habits are changing somewhat and to ignore the Internet would be stupid and we're certainly not doing it. But we still have a very good base.

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 Anthony Noto  - Goldman Sachs - Analyst

 What I'm trying to filter through is broadcast network television is not going away, it's the only way you can reach an unduplicated audience, growing brands, etc., I think we all agree on that. What I'm trying to really tease through here is it's the marginal change. We go from 7% to 8% growth to 3% to 5% growth and then want to figure out is it due to the Internet taking a little bit of the growth or is it due to things like the healthcare industry moving away from consumer marketing or the auto industry moving away from television advertising and moving into everyday low pricing? Just to get a little more insight into the change on the margin as opposed to calling this a question, which I don't think is true, the viability of the model.

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 Leslie Moonves  - Viacom - Co-President, Co-Chief Operating Officer

 Once again, I think the change in the margin and the decrease, let's say, in a point or two. I think it changes, I don't necessarily buy that the market will be up only 3% next year. They said that this year and it ended up being closer to 5% to 6% across the board. So once again, and you're right, it is around the margins. Is it changing somewhat? Absolutely, absolutely. As I said, if we were just looking at this as a sole entity that would be not smart to do because the Internet -- clearly people are buying the Internet. And it's coming from all sorts of places.

It's coming from cable, it's going to come from cable, it's coming from newspapers it's coming from some local places as well. But the idea, if you're smart, is to be in all the businesses and capitalize -- wherever the money is you're going to be. And that's what we're doing.

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 Anthony Noto  - Goldman Sachs - Analyst

 The broadcast (indiscernible) has historically been a one revenue business, you could argue that product placement is the new revenue stream. As you separate from the cable network business is there an opportunity for you to start capturing cash payments from the cable operators and the telcos for CBS because you no longer have to do that dance with your partner?

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 Leslie Moonves  - Viacom - Co-President, Co-Chief Operating Officer

 There's no question about it. For the first time in history or in the last number of years we're going to be the first freestanding broadcast network that does not have a significant cable partner. So we're going to be able to walk in the door and say all right, you need to pay as for the signal. And, look, MTV has done great being a partner with us and they've had a great operation, they have great brands with MTV and Nickelodeon. There's no question having CBS as part of that package helps them get more money. Some of which, by the way, is getting paid back to us now as we split up.

We are getting retransmission payments from MTV to us on some of these newer deals. As each need deal comes up with the telcos and with the smaller cable operators we are going to get paid for it. Will it be cash? Very possibly. Will it be some extra carriage for Showtime? Possibly. But I think for the first time you're going to see significant dollars over the next three to five years come our way for our signal. A lot of our bigger deals are a little bit further out, as I said four or five years out. But I think there's going to be a significant shift and for the first time ever we're going to get paid for it.

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 Anthony Noto  - Goldman Sachs - Analyst

 Just to focus on that for a second. The general entertainment cable networks -- CBS, TNT compared to ESPN -- there's a big range in the fees that they get, anywhere from call it $0.27 for FOX news, $0.50 for CNN to $2 for ESPN. I know you're not going to tell me the exact number. But where do you think the value of CBS is on that spectrum?

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 Leslie Moonves  - Viacom - Co-President, Co-Chief Operating Officer

 We're not going to get ESPN kind of numbers. You know I've always found it unfair and I remember way back -- and this is pre NBC -- that USA was getting paid for doing reruns of CBS shows and CBS wasn't getting paid for the originals. So, I don't want to give a dollar amount or a sub fee amount, but clearly it's fairly significant. We had a situation with one of the satellite carriers a couple years ago where we wanted to get paid collectively. And they didn't want to do it, the signal came off the air for a few days and then we had a football game coming up in their market.

Now, the DirecTV people were loving it because they were getting a lot of subscribers that week when they thought their signal was down. As a matter-of-fact, Peter Jennings called me and told me to keep going, keep fighting these guys because he was getting paid a lot more money for it. He said holdout as long as you can. They had to (indiscernible). Suddenly you can have in your marketplace not having your NFL team or not having David Letterman or not having "CSI" or not having "Survivor" -- what we have is something significant. I would rather be paying for CBS than USA. That will be a headline. But it's true.

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 Anthony Noto  - Goldman Sachs - Analyst

 It may not be (multiple speakers) by the general entertainment cable network?

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 Leslie Moonves  - Viacom - Co-President, Co-Chief Operating Officer

 As I said, we haven't quite figured out exactly what it will be, but we're going to get paid for it.

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 Anthony Noto  - Goldman Sachs - Analyst

 Staying on this theme, the telcos are clearly in a fight right now moving their wireline subs to wireline substitution to the efforts of Dick Parsons at Time Warner Cable. He was obviously bullish on the digital telephony effort. As they're trying to roll out the video what's your assessment of where they are in rolling out their video product and is it incremental or is it just zero sum game?

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 Leslie Moonves  - Viacom - Co-President, Co-Chief Operating Officer

 It's a hard to say, it's hard to say. Obviously the use of telephony will be somewhat different. I hope it is, I hope it is incremental. We're looking -- as I said earlier, we're looking for people to get their content anywhere, anytime, anyplace, anyhow. I think what you can get from a telephone is something obviously you can't get from cable. As you're waiting on line at the supermarket you could turn it on and see what's happening on Sunday with the football scores if we have a deal on our football line. Or see the news headlines. In other words, it really is sort of a different animal and I think there's room for everybody.

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 Anthony Noto  - Goldman Sachs - Analyst

 How about their specific television product that they're trying to roll out with IPTV? I know Verizon and SBC have both talked about rolling out in perhaps a certain number of homes by the end of 2005 and in 2007.

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 Leslie Moonves  - Viacom - Co-President, Co-Chief Operating Officer

 You know what, I hope it happens and we're welcoming it. As I said, as a content provider we're looking for all these places to thrive because at the end of the day, no matter what the technology is -- and I know I sound like a broken record -- they're still going to need what we have. And there's no way to reproduce what CBS News provides, what CBS Sports provides and what our entertainment company provides. You can't get it anywhere else, you have to pay for it.

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 Anthony Noto  - Goldman Sachs - Analyst

 Speaking still within the content arena and television specifically, there's been a fair amount of debate on what the trends in the DVD market are. And we've met with various managers at Viacom about the number of DVDs that have been released this year. And I think the number at one point was almost 200 DVDs from the entire Company both television and theatrical releases. How dependent has your growth been within the TV studio business on key DVD releases and do you have a potential tough comp next year?

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 Leslie Moonves  - Viacom - Co-President, Co-Chief Operating Officer

 No, not really. The good news for us is Paramount was a little bit behind. I just got the Paramount TV group 15 months ago. At the time I didn't wholly agree with the strategy of holding back as much as they did. But right now I'm real happy as we head towards our new company that we had 2,600 titles and very few of them have been exploited. We're looking at that business continuing to grow, I think Dick just said that the TV sales are sort of carrying the feature film company. I think that may be the case in the future as well.

We have a phenomenal library. Ironically, Paramount had bought the old CBS library way back when. So, we have such a phenomenal library of these titles that very few of them have been used. So, it's a growing business for television in a great way and I think the comps are not going to be hard to beat next year.

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 Anthony Noto  - Goldman Sachs - Analyst

 I want to switch over to the radio business. Last year you had experimented with increased promotional support in eight markets and you saw -- I think this as a quote -- double-digit rating improvements in six of the eight.

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 Leslie Moonves  - Viacom - Co-President, Co-Chief Operating Officer

 Six of the eight.

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 Anthony Noto  - Goldman Sachs - Analyst

 Are you still spending at those rates in those markets? And if so, has the above average trend continued?

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 Leslie Moonves  - Viacom - Co-President, Co-Chief Operating Officer

 We haven't spent at quite that rate but we invested approximately $8 million in 31 stations. And I believe we saw double-digit increases in over 20, Joel, was it? Like 21 of the 30. So, look, these were starved. These were stations that were starved for water. They were getting no promotional dollars, the programming was sort of stagnant, we weren't investing in new programming. So I think with these increases in the ratings I think that's going to be monetized very shortly. You see it a couple of quarters later after you see the increases. But I'm very pleased with the progress I'm seeing with the program.

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 Anthony Noto  - Goldman Sachs - Analyst

 I wasn't sure if I actually caught that. So you've rolled out that test to 30 stations?

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 Leslie Moonves  - Viacom - Co-President, Co-Chief Operating Officer

 30 or 31 stations. We spend different amounts in different markets. But they're getting some promotional help, they're getting promotional help. In addition, the Company is working better together. The Radio people are working with the Outdoor people and everybody is working with the TV stations and there's more of a local idea to help each other than there was before.

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 Anthony Noto  - Goldman Sachs - Analyst

 Could you reflect then on I guess two things related to that? One, what are the sort of current business trends? And then second, what are the priorities now for Radio over the next 12 months?

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 Leslie Moonves  - Viacom - Co-President, Co-Chief Operating Officer

 The good news is in the last three quarters each quarter we have gone up in terms of revenue, in terms of (indiscernible) at the radio station. A lot of the, you know, initiatives that we've done in terms of programming, the Jack format which we've rolled out in nine markets has been phenomenal in three of them. I think Dallas went from number 16 to number 1, LA went from number 17 to number 2 or something like that, huge gains in Seattle.

In addition, we've gotten involved with the Hispanic market in two markets. We're in San Francisco and in Washington, both of which have done phenomenally well. So we're seeing significant increases. Once again, the idea is not to be like the old-time radio guys and predict high teen growth. It is a slow growth business for now. We do love the business, it's generating a lot of cash. For all of you who are excited about our dividend, which I am, and returning money to our shareholders which is of significant importance to us.

All these businesses, they deliver a lot of cash -- Radio, Outdoor, television stations -- it's great. You mentioned the dividend, we are going to be the dividend paying company. We are going to pay a dividend equal to what Viacom did this year which will be in the range of $450 million. That's just the starting place. If we don't increase that over the next few years we'll probably be disappointed in that.

So, I know it's a long-winded way of answering your question. But the Radio business, we believe in it, we like it, we're going to stay in it very significantly.

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 Anthony Noto  - Goldman Sachs - Analyst

 Clear Channel has reduced inventory and they've had initiatives and it's helped drive better ratings for them that fundamentally hasn't been monetized yet. What do you think about the less is more strategy in reducing inventory for Infinity?

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 Leslie Moonves  - Viacom - Co-President, Co-Chief Operating Officer

 Once again, we've had a strategy -- not less is more. We don't think there should be a policy across 180 radio stations that's exactly the same. Joel and his team have decided, each station, each market we have a different philosophy for. If a station is number one in the market we see no need to reduce inventory when we're doing extremely well. In certain markets we've already done that. Clear Channel the less is more, I think the jury is still out. You know, we're looking at it obviously carefully.

There are certain radio stations we do do less is more. We do it in Television as well, WCBS cut their inventory load. I think it's significant across the board, in all our businesses we look at what is applicable to that specific business, that specific radio station, that specific television station, even that specific network. This past year we were the number one, we had the highest profit of any network in primetime. And yet we had the least amount of commercials.

So, we believe in that philosophy where it works. We don't believe in a policy where one size fits 1,800 stations and, once again, our revenue was -- our revenue growth was higher than Clear Channel's. Once again, will they be able to monetize that less is more thing? We hope so, we hope it's good for the entire radio business. But we're doing fine with our strategy.

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 Anthony Noto  - Goldman Sachs - Analyst

 Do you have a sense of where pricing is right now that you could share with us just based on those dynamics?

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 Leslie Moonves  - Viacom - Co-President, Co-Chief Operating Officer

 I'm not going to talk about pricing.

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 Anthony Noto  - Goldman Sachs - Analyst

 Good enough. I guess the question that we just got from investors on three different cards is when do you see Infinity returning to mid single digit revenue growth?

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 Leslie Moonves  - Viacom - Co-President, Co-Chief Operating Officer

 When do I see it? Well, it's low single digits right now. Within two or three years, if we're not at mid single digits Joel is going to be in big trouble. No, I expect, (multiple speakers) but that will get the headline. No, I do expect it to grow there. We don't like making predictions but we're doing fine, we're seeing growth every quarter, as I said. I'm bullish about the business.

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 Anthony Noto  - Goldman Sachs - Analyst

 Are you still looking to sell stations or swap stations?

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 Leslie Moonves  - Viacom - Co-President, Co-Chief Operating Officer

 You know what, we're a big market company. So obviously if the opportunity presented itself to swap some of our smaller market stations for some large market stations we'd be very interested in doing that. There are certain markets we're stronger in, certain ones we're weaker in -- right now with our new Company the need to sell stations is not utmost if we don't get the right price for it. We could swap, that would be great.

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 Anthony Noto  - Goldman Sachs - Analyst

 How about the other side of that, have you considered or had any interest in Disney's radio assets? They're clear about selling them.

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 Leslie Moonves  - Viacom - Co-President, Co-Chief Operating Officer

 There are a couple of stations that we'd be interested in in some of the larger markets. Obviously swaps work better for us than selling it. There's a lot of activity there and then we'll see what happens, we'll see how it plays out.

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 Anthony Noto  - Goldman Sachs - Analyst

 I'm going to just run through some more of the investor questions. Do you see expansion abroad, Latin America, and how do you really manage synergy inside of the new Viacom?

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 Leslie Moonves  - Viacom - Co-President, Co-Chief Operating Officer

 Well, are you talking about Latin America or the Hispanic market?

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 Anthony Noto  - Goldman Sachs - Analyst

 I think maybe take it both, demographically and geographically.

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 Leslie Moonves  - Viacom - Co-President, Co-Chief Operating Officer

 Latin America we don't have a major presence. Obviously we sell our programming there, we have some Outdoor assets in Latin America, but it's not a major -- we have a big presence in Outdoor in Mexico right now. In terms of the Hispanic market, obviously we talked about our two radio stations where we have a 10% interest in SBS Broadcasting which could very well expand in some of our markets and we're talking to them about where we can have a bigger presence in Hispanic radio.

In addition we're doing more (indiscernible) broadcasting on our networks where that will expand and obviously it's a growing part of our profile. I wish the FCC didn't regulate us; we would love to own some of the stations. As a matter of fact, we would go after Univision if we could own more television stations. But with our 40% cap we're sort of limited by that.

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 Anthony Noto  - Goldman Sachs - Analyst

 A question from investors, why will you own Showtime and not Paramount? This makes no sense.

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 Leslie Moonves  - Viacom - Co-President, Co-Chief Operating Officer

 Well, we think it makes a lot of sense. Anybody who knows Showtime knows they have a lot more in common with CBS than they do with MTV. Their success is going to be based on programming. In other words, the model probably -- not probably, definitely is HBO. Now we do programming; MTV doesn't do that kind of scripted programming which is what's going to turn that network around. The thing they had in common obviously is their cable. They deal with sub fees. I think MTV was looking to expand their own network. Showtime now will be our only cable asset. Hopefully we will be able to help them with programming and marketing and -- so their profile is much more similar to us than new Viacom.

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 Anthony Noto  - Goldman Sachs - Analyst

 And this ties back to your earlier comment, you're not against owning cable network programming --

--------------------------------------------------------------------------------
 Leslie Moonves  - Viacom - Co-President, Co-Chief Operating Officer

 Absolutely not.

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 Anthony Noto  - Goldman Sachs - Analyst

 -- type of cable networking programming?

--------------------------------------------------------------------------------
 Leslie Moonves  - Viacom - Co-President, Co-Chief Operating Officer

 That's exactly right, it's exactly right.

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 Anthony Noto  - Goldman Sachs - Analyst

 Again from investors, what is the sustainable revenue and profit growth potential in '06 and '07? I know you've said low growth but I think people are (multiple speakers).

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 Leslie Moonves  - Viacom - Co-President, Co-Chief Operating Officer

 Right now we have an S-4 filing that is going out in about a week and a half. My lawyers have said no predictions and no discussing of those kinds of numbers. All I can say is, yes, we are the slow growth company, we're the underdog which I sort of like being in that position. I will take the points any day of the week. Let us be the underdogs, let them count on us as a slow growth company. I think we're going to surprise a lot of people. Anybody that knows me and the word slow growth don't generally go together. So I am optimistic we're going to do pretty well.

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 Anthony Noto  - Goldman Sachs - Analyst

 That sort of begs the question then, what additional assets besides organic growth can improve the growth and returns of CBS?

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 Leslie Moonves  - Viacom - Co-President, Co-Chief Operating Officer

 The good news for us is we don't see the need for any major acquisition; we feel like we are a complete company. Obviously we want to get more heavily involved with the Internet. But some of the recent deals that went out there wouldn't fit what we're doing. Now, a company like IGN does not fit with CBS. Companies that would be involved with our core companies we'd be interested in.

We looked at some of the over air broadcasting companies internationally, obviously the SBS Group that just sold was something we looked at. That's a business we'd be interested in. The good news for us is we're not going to buy anything, we don't need to buy anything. We're only going to buy something that's accretive to us. We feel pretty good about the assets that we have and the future we have. So I don't think you're going to see us do a major acquisition in the near future.

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 Anthony Noto  - Goldman Sachs - Analyst

 How will the incentive comp change if not at all? Will it be tied to financial measures for your senior executives?

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 Leslie Moonves  - Viacom - Co-President, Co-Chief Operating Officer

 Our shareholders are going to become very, very important to us. We're going to make that very clear. Our senior executives are going to be very tied into performance and the stock price. There's a lot of people at our group that will be compensated in that way, there are a lot of people who are going to be driven by that. So I think the Street and the investors will be very pleased with the comp packages and how tied they are to what the investors are getting.

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 Anthony Noto  - Goldman Sachs - Analyst

 I wanted to just touch base on your sort of comments that you made on the last call about your leverage ratio. Just remind us again what that is for people that don't know and has it changed?

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 Leslie Moonves  - Viacom - Co-President, Co-Chief Operating Officer

 No, it's still the same, it's 2.5 to 3 times cash flow to debt. And once again we're going to have a very solid investment grade. And we're where we are, we're happy with that, we feel content what that for the moment.

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 Anthony Noto  - Goldman Sachs - Analyst

 Last question, an organizational question about sort of management retention. Fred Reynolds left, came back and we've heard about some Infinity managers that have left. What is the current sort of state of the management team?

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 Leslie Moonves  - Viacom - Co-President, Co-Chief Operating Officer

 I am thrilled with the management team we have. As Fred likes to say it again, he had an eight day midlife crisis, we were happy to reel him back in. And he's clearly a very significant guy on the team. Marty Shea, our head of investor relations from Viacom, is coming to our side which I'm thrilled about. We got our general counsel back who had been general counsel for CBS. He went to Aetna, is now joining us again.

Our division heads are in place for long-term deals and they're performing great. Joel Hollander, Nancy Tellem, Wally Kelly, they're all performing extremely well. I couldn't be happier with the team we have. We're solid and we're ready to go, we're going to hit the ground running.

In terms of Infinity, Joel has retained the managers that he wanted, we've lost a few through normal attrition, none of them significant. I think when Joel took over the Radio group he set up an appropriate management structure with divisions and regions and it's all working very good. I am -- as I said, I'm thrilled with our management team. We've all worked together for a long time. Most of the CBS group has been with me from Warner Bros. days, so we've been together like 15 of the last 17 years. The rest of the CBS Group has basically stayed in place, Sean McManus, Joann Ross, Gil Schwartz -- I mean our team is there, we're used to working together, we know each other. I love the team if you can't tell.

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 Anthony Noto  - Goldman Sachs - Analyst

 Well, Les, thank you very much. I appreciate you taking the hard questions. Those were good answers. Thank you.

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 Leslie Moonves  - Viacom - Co-President, Co-Chief Operating Officer

 Good, good. Thank you.